Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 333-124629

Contact:	Carl D. Mautz
Chief Financial Officer
Watson Wyatt
(703) 258-7556

WATSON WYATT & COMPANY HOLDINGS TO HOLD SPECIAL STOCKHOLDER MEETING ON JULY 22, 2005

WASHINGTON DC, June 27, 2005 – Watson Wyatt & Company Holdings (NYSE: WW), a leading international human capital consulting firm, today announced that the Company will hold a special meeting of stockholders on July 22, 2005, during which stockholders as of the close of business on the record date of June 13, 2005 will vote upon the proposed issuance of 11,040,571 shares of common stock in connection with the acquisition of assets and assumption of liabilities of Watson Wyatt LLP.  Stockholders also will vote on the election of Babloo Ramamurthy to the Board of Directors of the Company, contingent upon consummation of the acquisition.  Mr. Ramamurthy currently is Managing Partner of Watson Wyatt LLP.

If the proposal to issue shares in the acquisition is approved, upon closing, the Company will have an estimated 41.7 million shares outstanding.  Additionally, the Company may issue up to 1.95 million shares as additional acquisition consideration, contingent upon the European operation’s ability to meet specified performance targets by June 30, 2007.  Assuming the proposal to issue shares is approved by the stockholders of Watson Wyatt, the transaction is expected to close as soon as possible after all other closing conditions are satisfied or waived.

Additional Information

On June 13, 2005, Watson Wyatt & Company Holdings filed with the Securities and Exchange Commission (the “SEC”) an amended registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents concerning the proposed transaction.  The proxy statement/prospectus is expected to be mailed on or about June 23, 2005 to holders of record on June 13, 2005.  YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY VOTING OR INVESTMENT DECISION REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION.  The proxy statement/prospectus and the other documents filed with Commission may be obtained free of charge at the Commission’s

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website, www.sec.gov.  In addition, you may obtain free copies of the proxy statement/prospectus and the other documents filed by Watson Wyatt & Company Holdings with the Commission by requesting them in writing from Watson Wyatt & Company Holdings, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings.  A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings is contained in the proxy statement/prospectus, which constitutes a part of the registration statement on Form S-4 filed by Watson Wyatt & Company Holdings with the Commission, as amended from time to time.  Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus.

Forward-Looking Statements

Statements in this press release regarding projections and expectations of future earnings, revenues, operations, business trends and other such items are forward-looking statements.  A number of risks and uncertainties exist which could cause actual results to differ materially from the results reflected in these forward-looking statements.  Such factors include but are not limited to our ability to complete the acquisition of Watson Wyatt LLP, integrate its business into our own business, processes and systems, and achieve the anticipated results; our continued ability to recruit and retain qualified associates; the success of our marketing, client development and sales programs after the acquisition; our ability to maintain client relationships and to attract new clients after the acquisition; declines in demand for our services; outcomes of litigation; the ability of the Company to obtain professional liability insurance; a significant decrease in the demand for the consulting, actuarial and other services we offer as a result of changing economic conditions or other factors; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and Internet/intranet development firms; our ability to achieve cost reductions after the acquisition; foreign currency exchange and interest rate fluctuations; exposure to Watson Wyatt LLP liabilities that have not been expressly assumed; general economic and business conditions that adversely affect us or our clients after the acquisition; the level of capital resources required for future acquisitions; regulatory, legislative and technological developments that may affect the demand for or costs of our services and other factors discussed under “Risk Factors” in the Company’s Annual Report on Form 10-K dated August 17, 2004, and the registration statement on Amended Form S-4 filed on June 13, 2005, as amended from time to time, both of which are on file with the Securities and Exchange Commission.  These statements are based on assumptions that may not come true.  All forward-looking disclosure is speculative by its nature.  The Company undertakes no obligation to update any of the forward-looking information included in this report, whether as a result of new information, future events, changed expectations or otherwise.

About Watson Wyatt

Watson Wyatt is an international human capital consulting firm that provides services in the areas of employee benefits, human capital strategies and related technology solutions.  The firm is headquartered in Arlington, VA., and has 3,700 associates in 62 offices in the Americas and Asia-Pacific.  Together with Watson Wyatt LLP, a leading Europe-based consulting partnership, the firm operates globally as Watson Wyatt Worldwide.  Watson Wyatt Worldwide has approximately 5,800 associates in 89 offices in 32 countries.

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